Exhibit 99.1

NEWS RELEASE

HIGHWAY HOLDINGS REPORTS SECOND QUARTER FISCAL YEAR 2026 RESULTS

HONG KONG — December 15th, 2025 — Highway Holdings Limited (Nasdaq: HIHO, the “Company” or “Highway Holdings”) today reported results for the second quarter of fiscal year 2026 and the six months ended September 30, 2025.

Net sales for the second quarter of fiscal year 2026 were $1.18 million compared to $2.11 million in the second quarter of fiscal year 2025. Net loss for the second quarter of fiscal year 2026 was $373,000, or net loss of $0.08 per diluted share, compared with net income of $231,000, or net income of $0.05 per diluted share in the second quarter of fiscal year 2025.

Roland Kohl, chairman, president and chief executive officer of Highway Holdings, noted, “The adverse pressure on our long-term OEM business continues, including a reorganization of one of our customer’s production plants which shifted a substantial part of our motor OEM business to that customer’s own motor manufacturing company in Czechia. We still maintain a smaller portion of this OEM customer’s motor business but the revenue contribution from this customer has been substantially reduced.”

“While this action will result in a substantial reduction of our previous motor OEM business, we are fortunate that at the same time, another OEM customer finally approved the mass production of its motor product. We are in the early ramp-up phase, which will cause a time period with lower motor sales, but this new motor business is expected to eventually compensate for the loss of the other customer’s motor business. Since all of the remaining motor manufacturing shall be performed in China, this will result in a workforce reduction in our Myanmar plant.”

“On the positive side, we recently also received a substantial order from our old gaming industry business customer. We are happy that this prior business was not lost and is coming back strongly. But we still expect a gap in time between the loss of the old business and the new, replacement business.”

“As an OEM supplier, our success remains fully dependent on the success of our customers, with failures having an outsized impact on our business. We continue to evaluate options to ease the dependent, captured situation we are faced with. We have looked at numerous German companies for the purpose of M&A only to discover during the due diligence process that their businesses were having the same or even worse problems, which would only serve to further burden our business. As a result, it has taken a much longer time to find a viable acquisition. We are, however, optimistic at this juncture that we have found a suitable target, which we are in the final stage of negotiation with. We believe there are many synergies with this company that will benefit both parties. At the same time, we continue to look actively for other types of business. For example, we started to look inside the China market. This is a longer-term effort, given we have previously focused only on manufacturing for export. We are presently in a testing phase determining how best to enter the Chinese market given our core manufacturing business. We are also evaluating a potential entirely new revenue stream – providing services for the Chinese market’s large and fast growing elderly population. As this would represent an entirely new business line, we are proceeding cautiously to test viability, while minimizing development costs. These new activities align with our long-term focus on reinvigorating revenue and profit growth, and building a more stable model that is not in a captive position. While these new activities will take time and burden in a limited way our existing business, we are confident we are moving in the right direction with the intention of moving the company into a stronger position over the coming year.”

(more)

Highway Holdings Ltd.

2-2-2

Gross profit for the second quarter of fiscal year 2026 was $301,000 compared with $834,000 in the year ago period mainly due to the 44% decrease in sales over the same period. Gross profit as a percentage of sales for the second quarter of fiscal year 2026 was 25.5 percent, compared to 39.4 percent in the year ago period, primarily due to decreased sales. Gross profit for the first half of fiscal year 2026 was $828,000 compared with $1,495,000 in the year ago period. Gross profit as a percentage of sales for the first half of fiscal year 2026 was 30.4 percent compared with 37.4 percent in the year ago period.

Selling, general and administrative expenses for the second quarter of fiscal year 2026 slightly increased to $843,000 from $724,000.

Net income for the second quarter of fiscal year 2026 reflects a currency exchange gain of $11,000 compared to a $58,000 gain in the year ago. The Company reported a currency exchange gain of $15,000 for the first half of fiscal year 2026, compared with a $96,000 gain in the year ago period.

Interest income was approximately $54,000 for the second quarter of fiscal year 2026 compared to approximately $97,000 for the first half of fiscal year 2026. The Company continues to benefit from the relatively high interest rates on fixed deposits despite the slight decrease in interest rates in the recent months. Upon review of its China tax position, the Company reversed a portion of its prior year’s income tax provision for a Chinese subsidiary.

The Company’s balance sheet remains strong, with total assets of $8.37 million and cash and cash equivalents in excess of $5.6 million, or approximately $1.21 per diluted share. The cash and cash equivalent amount exceeded all of its short- and long-term liabilities by approximately $3.2 million. Total shareholders’ equity at September 30, 2025, was $6.0 million, or $1.30 per diluted share.

About Highway Holdings Limited

Highway Holdings is an international manufacturer of a wide variety of quality parts and products for blue chip equipment manufacturers based primarily in Germany. Highway Holdings’ administrative offices are located in Hong Kong and its manufacturing facilities are located in Yangon, Myanmar, and Shenzhen, China. For more information visit website www.highwayholdings.com.

Highway Holdings Ltd.

3-3-3

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company’s revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

(Financial Tables Follow)

# # #

For further information, please contact:

Global IR Partners

David Pasquale

HIHO@globalirpartners.com

New York Office: +1-914-337-8801

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statement of Income

(Dollars in thousands, except per share data)

(Unaudited)

	Three Months Ended		Six Months Ended
	September 30,		September 30,
	2025	2024	2025	2024

Net sales	$1,180	$2,117	$2,727	$3,996
Cost of sales	879	1,283	1,899	2,501
Gross profit	301	834	828	1,495

Selling, general and administrative expenses	843	724	1,508	1,382
Operating income/(loss)	(542)	110	(680)	113

Non-operating items
Exchange gain /(loss), net	11	58	15	96
Interest income	54	58	97	103
Gain/(Loss) on disposal of assets	-	-	82	-
Other income/(expenses)	5	5	10	12
Total non-operating income/ (expenses)	70	121	204	211

Net income/(loss) before income tax and non-controlling interests	(472)	231	(476)	324
Income taxes	100	0	161	0
Net income/(loss) before non-controlling interests	(372)	231	(315)	324
Less: net gain/(loss) attributable to non-controlling interests	(1)	0	3	(5)
Net income/(loss) attributable to Highway Holdings Limited’s shareholders	(373)	231	(312)	329

Net Gain/ (loss) per share – Basic	$(0.08)	$0.05	$(0.07)	$0.08
Net Gain/ (loss) per share - Diluted	$(0.08)	$0.05	$(0.07)	$0.08

Weighted average number of shares outstanding
Basic	4,602	4,402	4,602	4,379
Diluted	4,602	4,402	4,602	4,379

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Balance Sheet

(Dollars in thousands, except per share data)

	(unaudited) Sept 30,	(audited) Mar 31,
	2025	2025

Current assets:
Cash and cash equivalents	$5,557	$5,972
Accounts receivable, net of doubtful accounts	980	1,022
Inventories	728	1,146
Prepaid expenses and other current assets	377	430
Total current assets	7,642	8,570

Property, plant and equipment, (net)	168	94
Operating lease right-of-use assets	462	784
Long-term deposits	13	11
Long-term loan receivable	85	95
Investments in equity method investees	-	-
Total assets	$8,370	$9,554

Current liabilities:
Accounts payable	$390	$613
Operating lease liabilities, current	312	623
Other liabilities and accrued expenses	1,084	1,274
Income tax payable	327	486
Dividend payable	81	81
Total current liabilities	2,194	3,077

Long term liabilities:
Operating lease liabilities, non-current	178	187
Long terms accrued expenses	23	23
Total liabilities	2,395	3,287

Shareholders’ equity:
Preferred shares, $0.01 par value	-	-
Common shares, $0.01 par value	46	44
Additional paid-in capital	12,232	12,178
Accumulated deficit	(5,750)	(5,437)
Accumulated other comprehensive income/(loss)	(546)	(516)
Non-controlling interest	(7)	(2)
Total shareholders’ equity	5,975	6,267

Total liabilities and shareholders’ equity	$8,370	$9,554